UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

095306106

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	095306106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	12,000,000*
	8.	Shared Voting Power:	0*

	9.	Sole Dispositive Power:	12,000,000*
	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	12,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	57.2%*
14.	Type of Reporting Person (See Instructions): IA, IN

* Based on the information set forth in the Quarterly Report on Form 10-Q of Blue Bird Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on May 23, 2016, there were 20,995,709 shares of the common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of May 20, 2016. As of the filing date of this Amendment No. 1 to Schedule 13D (this “Amendment”), The Traxis Group B.V., a limited liability company existing under the laws of the Netherlands (“Traxis”), which is majority owned by certain funds and accounts affiliated with Cerberus Capital Management, L.P. (the “Cerberus Funds”), owns 12,000,000 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Traxis. As a result of the foregoing, as of the filing date of this Amendment, Mr. Feinberg may be deemed to beneficially own 12,000,000 shares of the Common Stock, or 57.2% of the shares of the Common Stock issued and outstanding.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Pursuant to, and subject to the terms of, a Purchase and Sale Agreement, dated as of May 26, 2016 (the “Purchase Agreement”), by and among The Traxis Group B.V., a limited liability company existing under the laws of the Netherlands (“Traxis”), ASP BB Holdings LLC, a Delaware limited liability company (“ASP”), and Blue Bird Corporation, a Delaware corporation (the “Company”), Traxis agreed to sell and ASP agreed to purchase all of the 12,000,000 shares of common stock, par value $0.0001 (the “Common Stock”), of the Company owned by Traxis (the “Transaction Shares”). Subject to the terms and conditions set forth in the Purchase Agreement, ASP will acquire 7,000,000 Transaction Shares at an initial closing (the “Initial Closing”) for an amount in cash equal to $10.10 per share (the “Initial Transaction”) and 5,000,000 Transaction Shares at a second closing (the “Second Closing”) for an amount in cash equal to $11.00 per share (the “Second Transaction” and, together with the Initial Transaction, the “Transactions”), for an aggregate purchase price of $125,700,000.

Pursuant to the Purchase Agreement, the obligations of the parties to consummate the Transactions are subject to certain conditions, including but not limited to (i) the resignation of Dennis Donovan from, and the appointment of Kevin Penn and Michael Sand to, the board of directors of the Company, effective upon consummation of the Initial Closing, (ii) the resignation of the other directors affiliated with Traxis and with certain other entities named in the Purchase Agreement and the appointment of two designees of American Securities to the board of directors of the Company, effective upon consummation of the Second Closing, (iii) transfer of all of Traxis’ rights pursuant to the Registration Rights Agreement, dated as of February 24, 2015, between Traxis and certain of its shareholders (the “Registration Rights Agreement”) with respect to the Transaction Shares, subject to certain limitations relating to Demand Registrations (as such term is defined in the Registration Rights Agreement) and (iv) the condition that prior to the consummation of the Second Closing, the Credit Agreement (as such term is defined in the Purchase Agreement) will have been amended in accordance with the Purchase Agreement.

The description of the Purchase Agreement in this Item 4 is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Except as otherwise set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or that would result in any of the transactions or matters for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating therein all of the information set forth in Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits.

7.1	Purchase and Sale Agreement, dated as of May 26, 2016, by and among The Traxis Group B.V., ASP BB Holdings LLC and Blue Bird Corporation, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Blue Bird Corporation filed with the Securities and Exchange Commission on May 27, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2016

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., on behalf of certain funds and accounts which control The Traxis Group B.V.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).